File No. 69-00449


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            THE CATALYST GROUP, INC.
                            ------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

       SEE ATTACHMENT A

       2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

       SEE ATTACHMENT A

       3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

       (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

       SOLD 891,987,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

       (B)    NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

       SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

       (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

       SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

       (D)    NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

       PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

       4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

       (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       NONE

       (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

       NONE

       (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       NOT APPLICABLE

       (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

       NONE

       (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

       NOT APPLICABLE


                                    EXHIBIT A

       A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

       SEE ATTACHED EXHIBIT A

       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

                                      THE CATALYST GROUP, INC.
                                      ------------------------
                                         (Name of claimant)


                          By              /S/ JACK R. SAUER
                             ------------------------------------------
                                            Jack R. Sauer
                                           Vice President

CORPORATE S          EAL

Attest:

                  /S/ ELSIE SUGIHARTO
---------------------------------------------------
                    Elsie Sugiharto
                      Accountant

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        JACK R. SAUER                VICE PRESIDENT
---------------------------------------------------
           (Name)                        (Title)

                c/o Century Power, LLC
              3900 Park Avenue, Suite 102
                   Edison, NJ 08820
---------------------------------------------------
                       (Address)



                                    EXHIBIT B

       AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

       SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A

                            THE CATALYST GROUP, INC.

                              Statement by Claimant

1. The Catalyst Group, Inc. (the "Claimant") is a Louisiana corporation located at 3900 Park Avenue, Suite 102, Edison, NJ 08820. The claimant has a 100% ownership interest in Catalyst Vidalia Acquisition Corporation ("CVAC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Holding Corporation ("CVHC"), a Louisiana corporation, which has a 100% ownership interest in Catalyst Vidalia Corporation ("CVC"), a Louisiana corporation, which owns a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam (the "Partnership"). CVHC is also the sole member of Vidalia Holding, LLC (a Louisiana Limited Liability Company) ("VHLLC") which on July 15, 1999 acquired from the limited partner to the Partnership, 50% of the limited partner's 50% ownership in the Partnership. As a result of this transaction, CVHC owns a 75% undivided interest in the Partnership. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below and the information regarding the nature of business of the Claimant and its respective subsidiaries is attached hereto as Attachment B.

2. The Claimant, through CVAC, owns 100% of CVHC. CVHC owns 100% of CVC which is the sole general partner of the Partnership. CVC owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership. CVHC is also the sole member of VHLLC which owns a 25% undivided interest in the Partnership.

The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of institutions. The term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain

                                                                    ATTACHMENT A



options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues from Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A



                            THE CATALYST GROUP, INC.
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 -  Catalyst Old River Hydroelectric  Limited Partnership audited 2003 financial statements

Exhibit A2 -  Catalyst Vidalia Corporation unaudited 2003 financial statements

Exhibit A3 -  Catalyst Vidalia Holding  Corporation  unaudited 2003 consolidated financial statements

Exhibit A4 -  Catalyst Vidalia Holding Corporation  unaudited 2003 consolidating financial statements

Exhibit A5 -  Catalyst Vidalia Acquisition  Corporation unaudited 2003 financial statements

Exhibit A6 -  The Catalyst Group,  Inc.  unaudited 2003  consolidated  financial statements

Exhibit A7 -  The Catalyst Group, Inc.  unaudited 2003  consolidating  financial statements

                                                                      EXHIBIT A1



              CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP

                        AUDITED 2003 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 26, 2004.

                                                                      EXHIBIT A2



                          CATALYST VIDALIA CORPORATION

                       UNAUDITED 2003 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Corporation (File number 69-00443) on February 26, 2004.

                                                                      EXHIBIT A3



                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2003 CONSOLIDATAED FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 26, 2004.

                                                                      EXHIBIT A4



                      CATALYST VIDALIA HOLDING CORPORATION

                UNAUDITED 2003 CONSOLIDATING FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Holding Corporation (File number 69-00445) on February 26, 2004.

                                                                      EXHIBIT A5



                    CATALYST VIDALIA ACQUISITION CORPORATION

                       UNAUDITED 2003 FINANCIAL STATEMENTS





The above named financial statements are hereby incorporated by reference from the Form U-3A-2 filed by Catalyst Vidalia Acquisition Corporation (File number 69-00447) on February 26, 2004.

                                                                      EXHIBIT A6

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                     (IN U.S. THOUSANDS, EXCEPT SHARE DATA)
                                    UNAUDITED

                                                    December 31,    December 31,
                                                        2003            2002
                                                    -----------     -----------
                                     ASSETS

Cash and cash equivalents                           $    26,542     $     4,065
Cash at Century Power                                       762             849
Management fee and interest receivable from CORHLP        4,207           5,403
Investment in CORHLP                                    201,334         185,656
Dominion Capital Inc. note receivable plus
  accrued interest                                           --          22,630
Loan to Lincorp Holdings, Inc. plus
  accrued interest                                          308             308
Other assets                                                 27              37
                                                    -----------     -----------
           Total assets                             $   233,180     $   218,948
                                                    ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY



Note payable Dominion Capital Inc. plus
  accrued interest                                  $    28,426     $    27,098
Note payable CORHLP plus accrued interest                25,334          25,337
Junior note payable First Toronto Equities
  plus accrued interest                                 168,196         152,713
Management fee payable Great Lakes Power                    780             390
Other noncurrent liabilities                                699             699
Current and deferred income taxes                       (13,985)        (12,025)
                                                    -----------     -----------
           Total liabilities                            209,450         194,212
                                                    -----------     -----------



Senior Participating Preferred Stock -
  $.01 par value; 500,000 shares authorized,
  134,000 issued and outstanding                              1               1
Junior Participating Preferred Stock -
  $.01 par value; 500,000 shares authorized,
  65,000 issued and outstanding                               1               1
Common Stock - $.01 par value;
  100,000 shares authorized, issued and
  outstanding                                                 1               1
Additional paid-in capital                              199,997         199,997
Accumulated deficiency                                 (176,270)       (175,264)
                                                    -----------     -----------
           Total stockholders' equity                    23,730          24,736
                                                    -----------     -----------

           Total liabilities and
             stockholders' equity                   $   233,180     $   218,948
                                                    ===========     ===========

                                                                      EXHIBIT A6



                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                               (IN U.S. THOUSANDS)
                                    UNAUDITED



                                                            Year Ended
                                                    December 31,    December 31,
                                                       2003            2002
                                                    -----------     -----------


Equity interest in operating results of CORHLP      $    15,678     $    11,533
Management fee income                                     1,886           1,796
                                                    -----------     -----------
     Total operating revenue                             17,564          13,329
                                                    -----------     -----------


Management fee expense                                      698             438
General and administrative                                  360             324
                                                    -----------     -----------
     Total operating expenses                             1,058             762
                                                    -----------     -----------

                                                         16,506          12,567


Interest income                                             570             775
Interest expense                                        (18,807)        (17,464)
Other                                                        --               1
                                                    -----------     -----------
                                                         (1,731)         (4,121)

                                                           (725)         (1,681)

                                                    -----------     -----------
                                                    $    (1,006)    $    (2,440)
                                                    ===========     ===========

                                                                      EXHIBIT A6

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               (IN U.S. THOUSANDS)
                                    UNAUDITED


                                                            Year Ended
                                                    December 31,    December 31,
                                                        2003            2002
                                                    -----------     -----------

Cash flows provided by (used in) all activities:

Net loss                                            $    (1,006)    $    (2,440)
Adjustments to reconcile net loss to net cash
 provided by (used in) all activities:
    Equity interest in CORHLP                           (15,678)        (11,533)
    Management fee receivable - CORHLP                    1,196          (1,504)
    Loan to Dominion Capital, Inc.                       22,630              44
    Loan from Dominion Capital, Inc.                      1,328           1,328
    Other assets                                             97             402
    Senior note payable  - Trilon International Inc.         --         (16,254)
    Note payabe CORHLP                                       (3)         25,337
    Deferred income taxes                                (1,960)         (2,014)
    Management fee payable - Great Lakes Power              390            (780)
    Junior note payable - First Toronto Equities         15,483           7,884
                                                    -----------     -----------
Net cash provided by all activities                      22,477             470

Cash and cash equivalents at beginning of period          4,065           3,595

                                                    -----------     -----------
Cash and cash equivalents at end of period          $    26,542     $     4,065
                                                    ===========     ===========

                                                                      EXHIBIT A6

                    THE CATALYST GROUP, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                                EQUITY (DEFICIT)


                               (IN U.S. THOUSANDS)
                                    UNAUDITED


                                      Senior            Junior                        Additional
                                  Participating     Participating       Common         Paid-in         Accumulated
                                 Preferred Stock  Preferred Stock       Stock          Capital         Deficiency           Total
                                 ---------------  ---------------     ---------       ----------       -----------        ---------
Balances at December 31, 2001       $       1        $       1        $       1        $ 199,997        $(172,824)        $  27,176

Net loss                                   QQ               QQ               QQ               QQ           (2,440)           (2,440)
                                    ---------        ---------        ---------        ---------        ---------         ---------

Balances at  December 31, 2002              1                1                1          199,997         (175,264)           24,736

Net loss                                   QQ               QQ               QQ               QQ           (1,006)           (1,006)
                                    ---------        ---------        ---------        ---------        ---------         ---------

Balances at  December 31, 2003      $       1        $       1        $       1        $ 199,997        $(176,270)        $  23,730
                                    =========        =========        =========        =========        =========         =========

                                                                      EXHIBIT A7

THE CATALYST GROUP, INC. AND SUBSIDIARIES
BALANCE SHEET
DECEMBER 31, 2003
(IN THOUSAND)

                                                                    CVHC/                                 CONSOLIDATING ENTRIES
                                         THE CATALYST   CENTURY    VHLLC/                        -----------------------------------
                                         GROUP, INC.     POWER       CVC       CVAC    TOTAL      DR   J/E#    CR   J/E#     TOTAL
                                        --------------------------------------------------------------------------------------------

                  ASSETS
--------------------------------------
Current Assets:
   Cash                                      17,175                 9,365          6     26,546                    4         26,542
   Century Power cash                                       762                             762                                 762
   Century investment in CVHC P/S                       111,290                         111,290              111,290 7            0
   Receivables:
           Mgmt fee rec CORHLP                                      4,207                 4,207                               4,207

     Prepaid expenses and other assets                        5         1          1          7                                   7
                                        --------------------------------------------------------------------------------------------

               Total current assets          17,175     112,057    13,573          7    142,812     0        111,294         31,518
                                        --------------------------------------------------------------------------------------------


Plant, Property and Equipment, at cost                       75                              75                                  75
     Less:  Accumulated Depreciation                        (59)                            (59)                                (59)
                                        --------------------------------------------------------------------------------------------
                                                  0          16         0          0         16     0              0             16

Note receivable Lincorp Holdings                            308                             308                                 308
Intercompany accounts                         2,354           7                           2,361    (7)         2,354 5            0
Investments in subsidiaries                 107,802               201,334    108,208    417,344     1        216,011 1,2    201,334
Due to / from affiliates - tax sharing       24,133     (14,109)  (10,111)         2        (85)   83 13          (2)             0
Other assets                                                            4                     4                                   4
                                        --------------------------------------------------------------------------------------------
               Total assets                 151,464      98,279   204,800    108,217    562,760    77        329,657        233,180
                                        ============================================================================================

                                                                      EXHIBIT A7
THE CATALYST GROUP, INC. AND SUBSIDIARIES
BALANCE SHEET
DECEMBER 31, 2003
(IN THOUSAND)

                                                              CVHC/                                    CONSOLIDATING ENTRIE
                                    THE CATALYST  CENTURY    VHLLC/                         ----------------------------------------
                                    GROUP, INC.    POWER       CVC      CVAC     TOTAL         DR    J/E#      CR      J/E#   TOTAL
                                   -------------------------------------------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY:
-----------------------------------
Current Liabilities:
  Accounts payable and accrued exp                                                    $0                                         $0
  Management fee payable                                       780                   780                                        780
                                   -------------------------------------------------------------------------------------------------
       Total current liabilities             0         0       780         0         780        0                 0             780
                                   -------------------------------------------------------------------------------------------------

Intercompany payables                                114     2,236        12       2,362    2,354 5              (8)              -
Deferred income taxes                                                                  0   26,258 10,13      10,885 13      (15,373)
Income taxes payable                                                                   0      264 4           1,652 13        1,388
                                   -------------------------------------------------------------------------------------------------

Other liabilities                          449       250                             699                                        699
                                   -------------------------------------------------------------------------------------------------

Long and s/t debt plus accrued int     168,196              53,760               221,956                                    221,956
                                   -------------------------------------------------------------------------------------------------
       Total liabilities               168,645       364    56,776        12     225,797   28,876            12,529         209,450
                                   -------------------------------------------------------------------------------------------------

Shareholders' equity
  Common stock                             999                                       999                          1 9         1,000
  Senior Preferred Stock                     1                 134                   135      134 8         133,999 9       134,000
  Junior Preferred Stock                     1                                         1                     64,999 9        65,000
  Additional paid in capital           198,999   150,601   110,591   108,205     568,396  568,400 1,2,7,8,9       4               0
  Accum deficiency                    (217,181)  (52,686)   37,299              (232,568)  12,491 13         42,234 8      (176,270)
                                   ------------------------------------------------------                                -----------

                                                                                                0 11         24,595 4,10

                                                                                                0 I/S         1,960  I/S
                                                                                                        ------------

       Total shareholders' equity      (17,181)   97,915   148,024   108,205     336,963  581,025           267,792          23,730
                                   -------------------------------------------------------------------------------------------------

  Total liabilities & shareholders'
    equity                            $151,464   $98,279   204,800   108,217     562,760  609,901           280,321         233,180
                                   =================================================================================================

                                                                      EXHIBIT A7
THE CATALYST GROUP, INC.  AND SUBSIDIARIES
INCOME STATEMENT
DECEMBER 31, 2003
(IN THOUSAND)

                                                                  CVHC/                         CONSOLIDATING ENTRIES
                                       THE CATALYST   CENTURY    VHLLC/                       --------------------------
                                       GROUP, INC.     POWER       CVC     CVAC      TOTAL       DR   J/E#     CR    J/E#    TOTAL
                                      ----------------------------------------------------------------------------------------------
Equity interest in operating results-
  Catalyst Old River Hydroelectric                               15,678              15,678                                  15,678
Management fee income                                   551       2,226               2,777                                   2,777
                                      -------------------------------------------------------------     -----------     ------------

          Total operating revenue              0        551      17,904      0       18,455      0               0           18,455
                                      -------------------------------------------------------------     -----------     ------------

Operating expenses:

  Depreciation                                                                                                                    0
  General and administrative                 473        653         823               1,949                      0   12       1,949
                                      -------------------------------------------------------------     -----------     ------------

       Total operating expenses              473        653         823      0        1,949      0               0            1,949
                                      -------------------------------------------------------------     -----------     ------------

Operating income (loss)                     (473)      (102)     17,081      0       16,506      0               0           16,506
                                                                                                                        ------------

Other income (deductions):
  Interest and dividend income                17         13         540                 570                                     570
  Interest expense                       (15,483)                (3,324)            (18,807)                                (18,807)
  Intercompany interest                      181                   (181)                  0                                       0
                                      -------------------------------------------------------------     -----------     ------------

Income (loss) before
  income taxes                           (15,758)       (89)     14,116      0       (1,731)     0               0           (1,731)
Provision (credit) for income taxes       (2,390)       (10)      3,634      1        1,235      0   13      1,960   13        (725)
                                      -------------------------------------------------------------     -----------     ------------

Net income (loss)                        (13,368)       (79)     10,482     (1)      (2,966)     0          (1,960)          (1,006)
                                      =============================================================     ===========     ============

                                                                      EXHIBIT A7

                            THE CATALYST GROUP, INC.
                              CONSOLIDATING ENTRIES
                                DECEMBER 31, 2003

      Description                                           Debit     Credit
   -------------------------------------------            -------------------

 1 *  Equity of CVAC                                       107,802
        Investment in CVAC                                            107,802
      Eliminate TCG investment in CVAC
      (9,760+133,593-18,500-13278-250-3523)

 2    Equity of Century                                      8,760
      Equity of CENTURY                       (A)           98,449
      Equity of CVHC                                         1,000
        Investment in Century (@ cost)                                  8,760
        Investment in CENTURY                                          98,449(A)
        Investment in CVHC-Common                                       1,000
      Eliminate CVAC investment in Century and CVHC
      (A) "Contribution of CVHC shares in 1996, less 1998,
          1999 dividend."

 3    Intentionally Not Used - (P/Y J/E 3 Booked to TCGI)

 4 *  Income taxes Payable                                     264
        Retained Earnings                                                 264
      Carryforward of PY entry adjusted for actual balance booked to Century

 5    A/P CEC - Taxes due                                    2,354
        A/R Century                                                     2,354
      Eliminate intercompany payable/receivable b/t
      The Catalyst Group and Century

 6    A/P-CVHC/CVC                                               0
        A/R- TCG                                                            0
      Eliminate interco receivable and payable b/t
      CVHC/CVC and TCG

 7    Equity of CVHC                                       111,290
        Investments                                                   111,290
      Eliminate Century investment in CVHC


 8 *  Senior Peferred Stock                                    134
      Additional Paid in Capital                            42,100
        Accum Deficiency                                               42,234
      To adjust capiatal account to agree with parent company

 9 *  Additional paid in capital                           198,999
        Common Stock                                                        1
        Senior Preferred                                              133,999
        Junior Preferred                                               64,999
      To change presentation of R/E from par valuation to actual value

10    Deferred Income Taxes Payable                         22,317
       Retained Earnings                                               22,317
      To have tax provion equal 40% of total consolidated income of p/y's

11 *  Retained Earnings
      Bad Debt Expense
      Reversal of P/Y J/E #11. For changes in(collections of) reserved amounts.

12    Deferred Income Taxes Payable                          1,927
       Tax Provision                                                    1,927
      To have tax provion equal 40% of total
      consolidated income

    * No change from prior report.

                                                                      EXHIBIT A7
                            THE CATALYST GROUP, INC.
                              CONSOLIDATING ENTRIES


      Description                                           Debit     Credit
   -------------------------------------------            -------------------


13    Due to / from affiliate - tax sharing                     83
      Retained earnings                                     12,487
      State tax provision                                                  33
      Deferred taxes payable                                           10,885
      Income taxes payable                                              1,652
      To reverse stand alone entries to convert book basis to tax basis at sub level.
      Entries booked in 1st q 2001 as prior period adj for 2000.

                                                                       EXHIBIT B

                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2003

                                       State of              Location of
Name                                   Incorporation         Business         Nature of Business
----                                   -------------         -----------      ------------------
Ronald W. Cantwell                     N/A                   N/A              100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.               Louisiana             Edison, NJ       100% ownership of Catalyst Vidalia Acquisition
                                                                              Corporation.

Catalyst Vidalia Acquisition           Louisiana             Edison, NJ       100% ownership of Catalyst Vidalia Holding Corporation
  Corporation ("CVAC")                                                        and the sole member of Century Power, LLC.

Century Power, LLC                     Louisiana             Edison, NJ       Owns 100% of the CVHC Participating
                                                                              Preferred Stock

Catalyst Vidalia Holding               Louisiana             Edison, NJ       100% ownership of Catalyst Vidalia Corporation and the
  Corporation ("CVHC")                                                        sole member of Vidalia Holding, LLC.

Vidalia Holding, LLC                   A Louisiana           Edison, NJ       Limited Partner of Catalyst Old River Hydroelectric
                                       Limited Liability                      Limited Partnership with a 25% undivided interest.
                                       Company

Catalyst Vidalia Corporation           Louisiana             Edison, NJ       General Partner of Catalyst Old River Hydroelectric
                                                                              Limited Partnership with 50% undivided interest in and
                                                                              100% voting interest in such partnership.

Catalyst Old River Hydroelectric       A Louisiana Limited   Vidalia, LA      Lessee of a 192 megawatt hydroelectric facility in
  Limited Partnership                  Partnership                            Concordia Parish, Louisiana.

Catalyst Construction Corporation      Delaware              --               Inactive, owned 100% by CVAC
  of Connecticut

Catalyst Energy Construction           Delaware              --               Inactive, owned 100% by CVAC
  Corporation

Catalyst Waste-to-Energy Corporation   Delaware              --               Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines           Connecticut           --               Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation    Delaware              --               Inactive, owned 100% by CVAC